UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

R. Randall Rollins
2170 Piedmont Street, NE, Atlanta, GA  30324
(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Randall Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 800,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,421,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
See Schedule 13D dated December 22, 2004 (“Schedule 13D”).
Item 2.	Identity and Background
See Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

As previously reported, on November 9, 2004, Mr. Rollins and Mr. Tippie entered into a Stockholders Voting Agreement and Irrevocable Proxy (“Agreement”) pursuant to which Mr. Rollins granted to Mr. Tippie the right to vote 321,000 shares of Class A Common Stock owned by Mr. Rollins.    On June 8, 2005, Mr. Tippie and Mr. Rollins entered into an Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (“Amended Agreement”) to increase this number by 300,000 shares to a total of 621,000 shares.  Mr. Rollins is also the beneficial owner of an additional 800,000 shares of Class A Common Stock which are not subject to this Agreement. The Company is not a party to the Amended Agreement.

The Amended Agreement is attached hereto as Exhibit A.

Item 5.	Interest in Securities of the Issuer

(a)               Amount beneficially owned: 1,421,000.  Mr. Rollins beneficially owns 1,421,000 shares of Class A Common Stock or 12.9% of the Common Stock (which for purposes of this calculation is based on 9,564,163 shares of Common Stock outstanding to which have been added 1,421,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by Mr. Rollins into shares of Common Stock).

(b)              Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)               None.

(d)              None.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None, except as disclosed in Item 4 above.
Item 7.	Material to Be Filed as Exhibits
The following is attached to this filing: Exhibit A: Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy entered into June 8, 2005 between Randall R. Rollins and Henry B. Tippie.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2005
Date
/s/ R. Randall Rollins
Signature
R. Randall Rollins
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A TO AMENDMENT NO. 1 TO SCHEDULE 13D

AMENDED AND RESTATED
STOCKHOLDERS VOTING AGREEMENT
AND IRREVOCABLE PROXY

This Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (the “Agreement”) amends and restates that certain Agreement made the 9th day of November 2004 (the “Original Agreement”) by and between R. Randall Rollins (“Rollins”) and Henry B. Tippie (“Tippie”) (Rollins and Tippie being collectively referred to as the “Stockholders”).

WHEREAS, the Stockholders own shares of Class A Common Stock (the “Stock”) of Dover Downs Gaming & Entertainment, Inc. (the “Company”); and

WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable against each of them pursuant to which they agree to consult with each other relative to matters involving the voting of the Stock and Rollins agrees to grant voting control over certain shares of his Stock to Tippie; and

WHEREAS, the Original Agreement referred to a Voting Block (as defined in Section 2 below) of 321,000 shares of Stock and this Agreement intends to increase this amount by 300,000 shares to a total of 621,000 shares of Stock.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

1.  Agreement to Consult.   The Stockholders agree to consult with each other relative to matters involving the voting of the Stock.  Notwithstanding this agreement to consult, which the Stockholders agree to honor in good faith, each Stockholder shall reserve the right to vote his shares of Stock in any manner he sees fit in his sole discretion (except as expressly provided for in Section 2) and without regard to what may or may not have been discussed during such consultations.  In no event shall any matter discussed during such consultations rise to the level of an enforceable agreement (unless separately reduced to writing) or give either Stockholder the right to make a claim for damages or specific performance based on reliance.  The Stockholders agree to maintain the confidentiality of their discussions, except to the extent that disclosure is required by law or legal process.

2.  Agreement to Vote.   Rollins hereby grants to Tippie the right to vote 621,000 shares of Stock owned by him (the “Voting Block”).  Tippie agrees to vote the Voting Block in the same manner in which he votes shares of Stock owned by him.

3.  Term.   The term of this Agreement shall be for an initial one (1) year period beginning on the date set forth above and shall continue for nine (9) successive one (1) year terms unless Rollins terminates this agreement on written notice provided to Tippie prior to the annual anniversary date hereof.  This Agreement shall automatically terminate in the event that Tippie ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and Class A Common Stock on a combined basis and including the Voting Block) or in the event of the death or incapacity of Tippie.  This Agreement shall not in any way restrict Rollins’ right to sell, gift or otherwise dispose of the Voting Block and shall cease to have any force and effect with respect to any shares of Stock in the Voting Block which may be sold, gifted or otherwise disposed of.  In the event that all of the shares of Stock in the Voting Block are sold, gifted or otherwise disposed of, this Agreement shall automatically terminate.  Tippie shall be free at any time to cede voting control back to Rollins by providing written notice of such intention, in which event this Agreement shall automatically terminate.

4.  Irrevocable Proxy.   In order to insure the voting of the Voting Block in accordance with this Agreement, Rollins agrees to execute an irrevocable proxy simultaneously with the execution hereof, in the form of Exhibit A attached hereto, granting to Tippie the right to vote the Voting Block in accordance with this Agreement.

5.  Changes in Common Stock.   In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the Company’s stockholders pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Voting Block by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Stock for purposes of this Agreement.

6.  Representations of Rollins.   Rollins hereby represents and warrants to Tippie that (a) he owns and has the right to vote the Voting Block, and (b) he has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date thereof.

7.  Enforceability:  Validity.   Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the other party hereto.

8.  General Provisions.

(a)  This Agreement sets forth the entire agreement of the parties relative to the subject matter hereof and may only be modified in writing.  The Original Agreement and Irrevocable Proxy attached thereto are hereby superseded.

(b)  This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c)  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d)  If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(e)  No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies with respect to any subsequent breach.

IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of this 8th day of June, 2005.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ R. Randall Rollins
R. Randall Rollins

EXHIBIT A

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Henry B. Tippie (“Tippie”) an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, 621,000 shares of Class A Common Stock (the “Stock”) of Dover Downs Gaming & Entertainment, Inc. (the “Corporation”) represented by such certificate numbers as shall be designated by the undersigned from time to time to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation as provided in a certain Amended and Restated Stockholders Voting Agreement, dated as of June 8, 2005, among the undersigned and Tippie.  The undersigned hereby affirms that this proxy is given as a condition of said voting agreement and as such is coupled with an interest and is irrevocable.  This proxy shall be binding upon the successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, of the undersigned.  It is further understood by the undersigned that this proxy may be exercised by Tippie until it is terminated in accordance with the provisions of said voting agreement.

Dated this 8th day of June 2005.

/s/ R. Randall Rollins
R. Randall Rollins